Apex 11 Inc.

March 3, 2021

Mr. Ruairi Regan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Apex 11 Inc.
Amendment No. 1 to Registration Statement on Form 10-12G Filed January 28, 2021 File No. 000-54964

Dear Mr. Regan:

Apex 11 Inc. submits this letter to you in response to your letter of February 22, 2021, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Amendment No. 1 to Form 10-12G filed on January 28, 2021

1.

We note you have revised certain disclosures, including but not limited to the beneficial ownership on page 15, to provide information as of 2018. Please update your disclosure to provide the information required as of the most recent practical date.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we updated the beneficial ownership disclosure to the most practical date September 30, 2020.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

COMMENT:

2.

We note your response to comment 4 and the exhibit included as a result. This does not appear to satisfy the requirements of Item 601 of Regulation S-K. Please include the appropriate exhibit in your amended filing. In addition, tell us why your disclosure has changed in Item 14 to remove the discussion of the company’s dismissal of their auditor.

RESPONSE:

We acknowledge the staffs comment and the Company confirms that we included the appropriate exhibit to satisfy requirements of Item 601 and included the appropriate discussion regarding the company’s dismissal of their auditor.

Report of Independent Registered Public Accounting Firm, page F-1

COMMENT:

3.

We note your response to comment5. Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

RESPONSE:

We acknowledge the Staff’s comment, and the Company confirms that we revised our amended Form 10 filing to include the report of the independent registered accounting firm indicating their audit was conducted in accordance with the standards of the PCAOB.

Furthermore, the Company acknowledges that;

●	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Jonathan Coury, Esq. at Hool Coury Law, LLP at (602) 852-5583 telephone or email jcoury@hoolcourylaw.com with any questions or comments.

Sincerely,

/s/ Anthony J. Irocci

Anthony J. Irocci

President

Apex 11 Inc.